[Pogo Letterhead]

August 2, 2006

via EDGAR Correspondence

Mr. James Murphy

Petroleum Engineer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Pogo Producing Company
Letter Dated July 19, 2006
Form 10-K for the Fiscal Year Ended December 31, 2005
File No. 1-7792

Dear Mr. Murphy:

We are responding to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by facsimile dated July 19, 2006 relating to Pogo Producing Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005 (the “2005 10-K”) (File No. 1-7792).  For your convenience, our responses are prefaced by your corresponding comment (in bold text).  The page numbers referenced in our responses correspond to the pages in our 2005 10-K.

Business, page 3

Domestic Onshore, Offshore and International Operations, pages 3-7

1.                                      Instruction 3 to Item 102 of Regulation S-K requires material disclosure such as reserves, production, development and the nature of your ownership interest regarding significant properties.  However, your filing does not appear to contain this disclosure.  Please revise as necessary.

Response:

We acknowledge the Staff’s comment and, based on the analysis below, respectfully submit that our disclosure in the 2005 10-K under the caption “Item 1. Business” (which is incorporated by reference into “Item 2. Properties”) complies with the requirements of Instruction 3 to Item 102 of Regulation S-K.

In response to the requirements of Instruction 3 to provide “material information . . . as to production, reserves, locations, development and the nature of the registrant’s interest,” Item 1 of the 2005 10-K includes the following specific disclosures:

•                  the percentages of natural gas and oil and condensate production represented by region (pages 4-7); detailed information regarding production costs and productive wells (page 12); and average daily production volumes and average prices received therefor (by cross reference on page 12 to pages 31 and 36-37);

•                  detailed tabular information regarding the extent and location of our natural gas and oil, condensate and natural gas liquid proved and proved developed reserves (page 14), together with additional information regarding our geographic areas of operation (pages 3-9 and by cross reference on page 9 to page 74);

•                  a discussion, by region, of material developmental and exploratory results and plans, including specific disclosures regarding the scope and location of material drilling activity (pages 4-8); and

•                  detailed tabular information concerning the nature of our ownership interest in our properties by location (page 11), together with additional disclosures regarding ownership of specified material properties (pages 4-8).

With respect to the separate requirement of Instruction 3 to provide “more detailed information .. . . and appropriate maps” for “individual properties” of “major significance to an industry segment,” we assessed our properties for the period covered by the 2005 10-K on financial, operational and strategic bases and determined that no individual property is of major significance as provided therein.  We will undertake to provide more detailed information and appropriate maps as required by the instruction in future filings with the Commission that are subject to the requirements of Item 102 of Regulation S-K to the extent that we determine that any of our individual properties has risen to the level of major significance pursuant to the instruction.

Exploration and Production Data, page 11

Average Production (Lifting) costs per Unit of Production, page 12

2.                                      Tell us if your average production cost per unit includes production taxes and transportation costs.

Response:

Our average production cost per unit does include production taxes and transportation costs.  Please refer to page 12 of the 2005 10-K, where we state that “Production (lifting) costs are defined as the sum of lease operating expenses (which include insurance and producing well overhead), production and other taxes and transportation costs.”

Risk Factors, page 21

The Company’s reserve data are estimates and should not be unduly relied upon, page 26

3.                                      While reserves volumes are estimates, we do not believe it is appropriate to state “they should not be unduly relied upon.”  Proved reserves, by definition, should have a reasonable certainty of attainment.  Please revise or remove this section.

Response:

In response to the Staff’s comment, we have revised the risk factor to delete the phrase “and should not be unduly relied upon.”  We have included the risk factor, revised to remove this phrase, in “Item 1A.  Risk Factors” of our Form 10-Q for the quarterly period ended June 30, 2006, thereby superseding the version of the risk factor in the 2005 10-K.

Supplementary Financial and Reserves Data, page 89

Estimates of Proved Reserves, page 91

4.                                      Reconcile for us that although your U.S. oil reserves have increased by about 2% since 2002 your U.S. oil production during that same time has fallen by over 40%.

Response:

In 2002, three of our fields in the Outer Continental Shelf of the Gulf of Mexico began production at high initial liquid production rates, with peak production being achieved during 2003.  These fields, Mississippi Canyon 661/705 (initial production in November 2001), Main Pass 61/62 (initial production in January 2002) and Ewing 871 (initial production in February 2002), created a positive spike in our domestic liquids production.  As the flowing rates in these fields declined, we replaced produced reserves by drilling and acquiring multiple onshore fields with lower initial production rates and longer reserve lives.  We note for the Staff that, for 2005, (a) our average domestic daily liquids production volume was above the daily average for 2001, the first year in which one of these fields began producing and (b) our domestic liquids reserve to production life calculates to be less than 9 years.

5.                                      With a view toward disclosure, we note that your reserve life for your recently purchased Canadian reserves is over 44 years and for the proved developed Canadian reserves it is over 37 years.  Please explain to us the reasons why these proved reserves have such long reserve lives and why you believe this is not material information to disclose to investors.

Response:

We acquired the Canadian reserves referred to by the Staff on September 27, 2005.  Accordingly, the estimated 2005 production from our Canadian properties in the reserves tables on pages 91 and 92 of the 2005 10-K is for the period from September 27, 2005 through

December 31, 2005.  Taking into account that this period is approximately one fiscal quarter, the estimated reserve lives of the properties obtained by dividing the stated reserves by the annualized production from these properties (and making the necessary conversions) yields reserve lives that are approximately one-fourth of the Staff’s estimates and, in management’s view, do not warrant additional disclosure or analysis.

6.                                      As you previously owned material reserves volumes in Thailand in 2002, 2003, and 2004 and did not sell them until 2005, reconcile for us why you did not disclose these reserves for those years in your reserve table with a sale of the reserves shown in 2005.  Otherwise, please revise your document.

Response:

Pursuant to SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, our activities in Thailand and Hungary were accounted for as discontinued operations in our consolidated financial statements and related footnotes.  Our accounting treatment is disclosed in Note 1 under the caption “Nature of Operations” (page 62), which states:

The Company’s results for all periods presented reflect its oil and gas exploration, development and production activities in the Kingdom of Thailand and Hungary as discontinued operations.  Except where noted, the discussions in the following notes relate to the Company’s continuing activities only.

In addition, we have provided the disclosures required by paragraph 47 of SFAS 144 in Note 9, “Discontinued Operations” (page 75).  Because SFAS 144 did not amend the disclosure requirements in SFAS 69, management believes that the supplemental data should be presented in a manner consistent with that of the primary financial statements.  Since the Thailand and Hungary results have been re-categorized as discontinued operations and removed from the historical results in the primary financial statements, management believes that those operations should also be eliminated from the supplemental SFAS 69 disclosures.  Furthermore, because paragraph 12 of SFAS 69 requires that reserve information be disclosed geographically, it is not practicable to disclose these amounts as a sale of reserves in 2005, as the only continuing activities relate to our domestic oil and gas operations.

7.                                      Reconcile for us why the Standardized Measure values for years 2003 and 2004 are different than reported for those years in previous filings.  Tell us if the Standardized Measure for the years shown in your 2005 report include the reserves owned in Thailand and Hungary during that time.

Response:

As indicated in our response to item 6 above, our activities in Thailand and Hungary for prior periods were removed from the historical SFAS 69 disclosures in order to remain consistent with the presentation of financial information in the primary financial statements.  As such, our Standardized Measure values for 2003 and 2004 as presented in our 2005 financial statements no longer include amounts related to the Thailand and Hungary discontinued operations.  Because our Standardized Measure disclosures are reported on a geographic basis pursuant to paragraph 12 of SFAS 69, the 2003 and 2004 values reported in our 2005 financial statements related to our continuing activities in the United States are consistent with those reported in previous filings.

*     *     *     *

The company hereby acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the 2005 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 10-K; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Sincerely,

/s/ James P. Ulm, II

Senior Vice President and
Chief Financial Officer
cc: Mr. H. Roger Schwall